Thursday, 9 June 2016

National Grid plc (National Grid)

Scrip Dividend for 2015/16 Final Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 3 June 2016, the dividend record date.  A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2015/16 final dividend is 976.08 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2015/16 final dividend is US$70.7658. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The terms and conditions of the scrip dividend are available on the Company’s website at www.nationalgrid.com in the Investors section, or from Capita Asset Services (0371 402 3344, nationalgrid@capita.co.uk).

2015/16 final dividend timetable:

19 May 2016	2015/16 full year results and final dividend amount declared – 28.34 pence per ordinary share; $2.0445 per ADR*
1 June 2016	ADRs go ex-dividend
2 June 2016	Ordinary shares go ex-dividend
3 June 2016	Record date
9 June 2016	Scrip dividend reference price announced
20 June 2016	Scrip dividend election date
25 July 2016	Annual General Meeting
10 August 2016	Dividend payment date

 * The figure shown is gross of a $0.02 per ADR dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2015/16 final dividend.  This fee does not apply to ADRs received through the scrip dividend.

Contact: D Whincup, Assistant Company Secretary
0207 004 3209